[redacted]

SECU 12010192 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2010 (MM/DD/YY) AND ENDING 10/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarsonAllen Financial, LLC
F/K/A Clifton LarsonAllen Wealth Advisors LLC
DBA:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 300
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton A. Marvel 509-363-6351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive, Suite 200, (Address) Minneapolis, (City) MN (State) 55425 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

QA 2/1/12

OATH OR AFFIRMATION

I, Clinton A. Marvel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarsonAllen Financial, LLC, as of October 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY L HUBBARD
COMMISSION EXPIRES
NOTARY
PUBLIC
MAY 20, 2013
STATE OF WASHINGTON

Clinton A Marvel
Signature

Chief Financial Officer
Title

Betty L. Hubbard
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended October 31, 2011

Balance – beginning of period	$ -
Increases during the year	-
Decreases during the year	-
Balance – end of period	$ -

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended October 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048239 FINRA OCT 10/27/1995
LARSONALLEN FINANCIAL LLC
ATTN: CHARLES C BETZ
220 S SIXTH ST #300
MINNEAPOLIS, MN 55407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Clinton Marvel 509-363-635

2. A. General Assessment (item 2e from page 2) $ 20,304.83
   B. Less payment made with SIPC-6 filed (exclude interest) (13,418.29)
      5/20/11
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 6,886.54
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,886.54
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LarsonAllen Financial, LLC
(Name of Corporation, Partnership or other organization)

Clinton S Marvel
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 21 day of December, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning NOV 1, 20 10
and ending OCT 31, 20 11

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,021,503

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,719,195

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ 1,180,377

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 2,899,572

2d. SIPC Net Operating Revenues $ 8,121,931

2e. General Assessment @ .0025 $ 20,304.83

(to page 1, line 2.A.)

LarsonAllen Financial, LLC
SIPC 7 Deductions
For the fiscal year ended: October 31, 2011

Income Types	Description	Amount

2c. Deductions: (8) Other revenue not related either directly or indirectly to the securities business

Income Types	Description	Amount
Personnel	Tax Return Preparation and Planning: Not related to the securities business	832,725
Financial/Succession Planning	Not related to the securities business	287,435
Other	Expense Reimbursements: Not related to the securities business	60,217
	Total Excluded	**1,180,377**

125

)549

5(d)

of the annual audited financial statements for Larso
C Rule 17a-5(d). In addition, I have enclosed Form X-

n accordance with FINRA's Regulatory Notice 11-4
financial reports were timely filed with FINRA in ele

Boyum & Barenscheer PLLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

LarsonAllen Financial, LLC
Member FINRA & SIPC

220 South Sixth Street, Suite 300
Minneapolis, MN 55402-1436
888-925-2926, Fax 612-376-4690

Securities offered through LarsonAllen Financial, LLC
Member FINRA & SIPC.

SEC
Mail Processing
Section

JAN 18 2012

Washington, DC
125

January 12, 2012

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: SEC Rule 17a-5(d)

Enclosed is a copy of the annual audited financial statements for LarsonAllen Financial, LLC pursuant to SEC Rule 17a-5(d). In addition, I have enclosed Form X-17a-5 Part III.

Please note that, in accordance with FINRA's Regulatory Notice 11-46 dated October 2011, the audited financial reports were timely filed with FINRA in electronic format on December 29, 2011. It was our understanding that such electronic filing would satisfy the reporting requirements under SEC Rule 17a-5(d). We have since discovered that submission of hard copies to the SEC continues to be a requirement. We apologize for this oversight and have instituted the proper filing workflow task in our checklists for future reporting periods.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

LARSONALLEN FINANCIAL, LLC

Clinton A. Marvel

Clinton A. Marvel, MBA, CPA
Chief Financial Officer
509-363-6351
Enclosures (2)

SEC
Mail Processing
Section

JAN 18 2012

Washington, DC
125

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2011 and 2010

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2011 and 2010

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2011 and 2010, and the related statements of net income, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 21, 2011

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
OCTOBER 31, 2011 and 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 2,299,971	$ 1,990,178
Accounts Receivable and Work in Process, Net	295,564	258,785
Other Current Assets and Prepaid Expenses	79,542	66,321
Total Current Assets	2,675,077	2,315,284
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	240,888	200,865
Accumulated Depreciation and Amortization	(167,852)	(145,510)
Net Property and Equipment	73,036	55,355
Total Assets	$ 2,748,113	$ 2,370,639
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 23,633	$ 17,766
Accrued Payroll & Related Benefits	204,437	144,123
Net Payable to Member	14,168	48,739
Deferred Revenue	1,192,892	920,142
Total Current Liabilities	1,435,130	1,130,770
MEMBER'S EQUITY		
Capital	25,000	25,000
Retained Earnings	1,287,983	1,214,869
Total Member's Equity	1,312,983	1,239,869
Total Liabilities and Member's Equity	$ 2,748,113	$ 2,370,639

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2011 and 2010

	2011	2010
REVENUE		
Investment Advisory	$ 8,121,930	$ 6,330,698
Brokerage Commission	482,029	378,711
Insurance Commission	1,237,167	568,108
Financial and Succession Planning	287,435	169,035
Tax Return Preparation and Other	892,941	836,456
Total Revenue	11,021,502	8,283,008
EXPENSES		
Service Charge from Member	297,224	278,189
Payroll & Related Costs	3,983,645	2,867,847
Other Administrative Costs	1,640,220	1,112,308
Depreciation & Amortization	29,031	18,419
Total Expenses	5,950,120	4,276,763
INCOME FROM OPERATIONS	5,071,382	4,006,245
OTHER INCOME AND EXPENSE		
Interest Income	1,732	2,701
NET INCOME	$ 5,073,114	$ 4,008,946

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2011 and 2010

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2009	$ 25,000	$ 1,205,923	$ 1,230,923
Net Income	-	4,008,946	4,008,946
Member's Distributions	-	(4,000,000)	(4,000,000)
Balance at October 31, 2010	$ 25,000	$ 1,214,869	$ 1,239,869
Net Income	-	5,073,114	5,073,114
Member's Distributions	-	(5,000,000)	(5,000,000)
Balance at October 31, 2011	$ 25,000	$ 1,287,983	$ 1,312,983

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	$ 11,257,475	$ 8,408,965
Cash Paid to Employees & Suppliers	(5,901,503)	(4,222,315)
Net Cash Provided by Operating Activities	5,355,972	4,186,650
CASH FLOWS FROM INVESTING ACTIVITIES		
Interest Income Received	1,732	2,701
Purchases of Equipment	(47,911)	(13,791)
Net Cash Provided by Investing Activities	(46,179)	(11,090)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	(5,000,000)	(4,000,000)
Net Cash Used by Financing Activities	(5,000,000)	(4,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	309,793	175,560
Cash and Cash Equivalents - Beginning of Period	1,990,178	1,814,618
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 2,299,971	$ 1,990,178
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Income From Operations	$ 5,071,382	$ 4,006,245
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	29,031	18,419
Loss on Disposition of Assets	1,197	-
(Increase) Decrease in Receivables and Work in Process	(36,779)	84,551
Increase in Other Current Assets	(13,221)	(31,086)
Increase (Decrease) in Accounts Payable	5,867	(14,736)
Increase (Decrease) in Accrued Payroll & Related Benefits	60,314	(37,738)
Increase (Decrease) in Net Payables to Member	(34,571)	119,589
Increase in Deferred Revenue and Other Accrued Expenses	272,752	41,406
Net Cash Provided by Operating Activities	$ 5,355,972	$ 4,186,650

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of LarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Revenue Recognition
Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net
Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of October 31, 2011 and 2010 follows:

	2011	2010
Accounts Receivable	288,988	257,242
Less: Allowance for Bad Debts	(5,000)	(5,000)
Work in Process	12,576	6,543
Less: Unbilled Reserve	(1,000)	-
	295,564	258,785

Depreciation
Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2010, 2009 and 2008 are open for examination by federal and state taxing authorities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Member has reached a tentative agreement to combine through a statutory merger with another major accounting and consulting firm (Clifton Gunderson LLP) to form CliftonLarsonAllen LLP ("Merger") effective January 2, 2012. Concurrent with the Merger, CliftonLarsonAllen LLP will form a wholly owned holding company with the name of CliftonLarsonAllen Financial, LLC ("CLA Financial"). CLA Financial will assume sole membership rights of the Company, which will be renamed CliftonLarsonAllen Wealth Advisors, LLC ("CLA Wealth Advisors"). The CLA Financial holding company will also assume sole membership rights of the Clifton Gunderson LLP wealth management affiliate, Clifton Gunderson Financial Services, LLC ("CGFS"). CGFS provides investment advisory and wealth management services through licensed representatives in the states of Arizona, Colorado, Iowa, Illinois, Missouri and Wisconsin. CLA Wealth Advisors and CGFS will operate independently until such time as the client relationships have been transitioned to CLA Wealth Advisors (estimated to be completed in less than 12 months). Upon conclusion of that transition, CGFS will have its registrations withdrawn and its entity status terminated. Assuming the transition of CGFS clients to the Company had occurred on November 1, 2010, the Company's revenue and net income would have been approximately $18.8 million and $6.0 million, respectively.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 21, 2011, the date the financial statements were available to be issued.

NOTE 2 PROFIT SHARING PLAN

The Company participates in the LarsonAllen LLP Profit Sharing Plan and Trust ("Plan"). The Plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the LarsonAllen LLP Board of Directors, contribute to the Plan a basic contribution and an integrated contribution. Participants may also make elective contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Board of Directors approved a 4% contribution on December 20, 2011 for the fiscal year ended October 31, 2011 resulting in an expense of $121,891 for 2011. For the fiscal year ended October 31, 2010, the Board of Directors approved a 4% contribution and recorded a contribution in the amount of $86,001.

NOTE 3 RELATED PARTY DISCLOSURES AND DISCONTINUED OPERATIONS

The Company has a Services Agreement with the Member for the provision of services including occupancy and other expenses at a predetermined rate. For the years ended October 31, 2011 and 2010, charges for these services and operating expenses (net of service income of $78,485 and $102,605 for 2011 and 2010, respectively) totaled $703,540 and $554,184, respectively. A new Services Agreement was signed effective November 1, 2009 in which the rate for certain services was decreased. In addition, the Company had outstanding payables to the Member of $14,168 and $48,739 as of October 31, 2011 and October 31, 2010, respectively.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2011, the Company had net capital of $864,841, as defined by Rule 15c3-1, which was $769,166 in excess of its required net capital of $95,675. The Company had aggregated indebtedness at October 31, 2011 in the amount of $1,435,130.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

Net Capital per part IIA 5th Focus (as originally filed)	$ 887,431
Adjustments to Ownership Equity	
Increase in accrued expenses	(22,590)
Ending Net Capital Per Audit Report	$ 864,841

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
October 31, 2011

NET CAPITAL		
OWNERSHIP EQUITY		
Member's Capital	$	25,000
Member Distributions		(5,000,000)
Retained Earnings		1,214,869
Net Income		5,073,114
Total Ownership Equity		1,312,983
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net		295,564
Other Assets		79,542
Investment in and Receivables from affiliates		-
Long-Term Assets:		
Property and Equipment (Net)		73,036
Total Non-Allowables		448,142
Total Net Capital	$	864,841
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	23,633
Accrued Payroll & Related Benefits		204,437
Deferred Revenue and Other		1,207,060
Total Aggregate Indebtedness	$	1,435,130
REQUIRED NET CAPITAL		
FINRA Required Net Capital (1/15 of Aggregate Indebtedness)	$	95,675
Regulatory Minimum Net Capital Requirement	$	5,000
Required Net Capital (Greater of Two Measures)	$	95,675
EXCESS NET CAPITAL		
Net Capital	$	864,841
Required Net Capital		95,675
Excess Net Capital	$	769,166
S.E.C. EARLY WARNING REQUIREMENT		
10% of Aggregate Indebtedness	$	143,513
120% of Required Net Capital	$	114,810
Early Warning Threshhold (Greater of Two Measures)	$	143,513
Net Capital Above Early Warning Threshhold	$	721,328
AGGREGATE INDEBTEDNESS : NET CAPITAL RATIO		
Aggregate Indebtedness	$	1,435,130
Net Capital	$	864,841
Ratio		1.6594 : 1

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC (the Company) as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 21, 2011

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from November 1, 2010 to October 31, 2011, which were agreed to by LarsonAllen Financial, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating LarsonAllen Financial, LLC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). LarsonAllen Financial, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2011 with the amounts reported in Form SIPC-7T for the year ended October 31, 2011, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 21, 2011

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

OCTOBER 31, 2011

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

December 21, 2011

Board of Governors
LarsonAllen Financial, LLC
220 South Sixth Street, Suite 300
Minneapolis, Minnesota 55402

We have audited the financial statements of LarsonAllen Financial for the year ended October 31, 2011, and have issued our report thereon dated December 21, 2011. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated September 2, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by LarsonAllen Financial are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. We believe there are no accounting estimates or disclosures deem particularly sensitive and significance to the financial statements

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated December 21, 2011.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Governors and management of LarsonAllen Financial and is not intended to be and should not be used by anyone other than these specified parties.

We are available to discuss these or any other topics at your convenience. We appreciate the cooperation we received during the course of the audit and we look forward to many years of continued services to LarsonAllen Financial.

Sincerely,

Boyum & Barenscheer PLLP

Boyum & Barenscheer PLLP
Minneapolis, Minnesota

LarsonAllen Financial
Audit Difference Evaluation Form
October 31, 2011

			Financial Statements Effect-- Amount of Over (Under) Statement of:						
Description of Audit Difference	Cause	Amount	Total Assets	Total Liabilities	Working Capital	Equity	Income Before Taxes	Income Taxes	Net Income
Technology fee paid by Schwab	Revenue not recorded	75,000	-	-	-	-	(75,000)	-	(75,000)
to vendor directly	Expense not recorded	75,000	-	-	-	-	75,000	-	75,000
Total			-	-	-	-	-	-	-
Less Audit Adjustments Subsequently Booked				-	-	-	-	-	-
Net Unadjusted Audit Differences--This Year			-	-	-	-	-	-	-
Effect of Unadjusted Audit Differences--Prior Years							(5,285)	-	(5,285)
Net Tax Effect									
Net Audit Differences			-	-	-	-	(5,285)	-	(5,285)
Financial Statement Caption Totals			2,370,639	1,130,770	1,239,869	1,239,869	4,008,946	-	4,008,946
Net Audit Differences as % of F/S Captions			0.00%	0.00%	0.00%	0.00%	-0.13%		-0.13%